July 15, 2025

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People   s Republic of China, 355399

       Re: Oriental Rise Holdings Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 8, 2025
           File No. 333-288292
Dear Dezhi Liu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Exhibits

1. We note the references throughout the filing to the opinion of your PRC counsel, Jingtian & Gongcheng. Please file the consent of PRC counsel as an exhibit.
       Refer to Item 601(b)(23) of Regulation S-K.
 July 15, 2025
Page 2

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Joe Laxague, Esq.